ULTRA SERIES FUND
550 Science Drive
Madison, Wisconsin 53711
Tele:  608.274.0300; Fax:  608.663.9010

August 12, 2011

BY EDGAR

Ms. Michelle Roberts
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:           Ultra Series Fund (SEC File Nos. 002-87775; 811-04815)

Dear Ms. Roberts:

    The following serves to respond to comments received from you on July 11, 2011 regarding Post-Effective Amendment No. 54 to the Ultra Series Fund (“Trust”) Form N-1A Registration Statement filed on June 24, 2011 (the “485(a) Filing”).  The purpose of the 485(a) Filing was to change the amount and description of the management fee paid by each of the Trust’s Target Date Funds (Note:  a proxy statement has been filed with the SEC and mailed to Target Date Fund shareholders to approve this change in management fee).

We are responding to your comments by filing with this letter Post-Effective Amendment No. 55 to the Trust’s Form N-1A Registration Statement.  We are making this filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “485(b) Filing”).

Prospectus Comments

1.
Comment:  On page 16, under the “Investment Adviser” heading, the first sentence in the second paragraph should be revised to read as follows:  “Under an investment advisory agreement, Madison, as payment for its services as the investment adviser, receives a management (or investment advisory) fee based upon the average daily net assets of each fund, which is computed and accrued daily and paid monthly.” [the revised language has been italicized]

Response:  This change has been made.

2.	Comment: In the next paragraph of this same section, the third sentence should begin “Under this fee arrangement”, rather than “Because of this fee arrangement.”

Response:   This change has been made.

SAI Comments

3.
Comment:  On page 27, under the “Investment Limitations” heading, please explain the legal basis for the change made to fundamental investment policy number 3 (i.e., why wasn’t this change approved by shareholders).

Response:  Because this change in policy makes the investment policy more restrictive (not less restrictive), we were of the opinion that shareholder approval was not required.  However, after discussing the matter with you, we have decided not to make any changes to this fundamental policy and instead, to add a non-fundamental policy which states that the Target Date Funds may not invest more than 20% of their assets in any one affiliated underlying fund.

*  *  *  *

Please contact me at the telephone number listed above should you have further comments or questions regarding the Registration Statement.  The 485(b) Filing is scheduled to go effective automatically on September 1, 2011.

Respectfully submitted,

/s/ Pamela M. Krill

Pamela M. Krill
General Counsel and Chief Legal Officer